



OMV

News Release

March 27, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV: Update on activities in exploration Block 5A in Sudan

- **Progress in the peace process**
- **Repair of the infrastructure**
- **Local review by Lundin and OMV team**

As a result of the positive developments in the peace process and the improved conditions in its concession area, Lundin Sudan Limited, together with its partners OMV (SUDAN) Exploration Gmbh, Petronas Carigali Overseas Sdn Bhd and Sudapet (the Consortium) has decided to carry out repair work on the existing infrastructure in Block 5A and the equipment stored in the Rubkona base camp, as a first step towards an eventual recommencement of activities.

Exploration Block 5A, covering an area of 25,000 km², is located approximately 600 km south of Khartoum. Due to a deterioration of the security situation in Block 5A, Lundin suspended operations in January 2002. Positive developments in the peace process in Sudan, however, have resulted in the return to a peaceful environment in the concession area.

Initial activities will be limited to repairing the infrastructure and refurbishing equipment in Block 5A. This activity will be followed by the mobilization of a drilling unit into the Block provided that the situation remains stable. The Consortium will initially concentrate on further appraisal activities in the Thar Jath field. As a minority partner, OMV does not have any employees on location.

Lundin Sudan Limited and an OMV team recently visited the block in order to assess the current situation. Discussions with representatives of the local authorities, NGOs, members of relevant UN organizations and the international monitoring team confirmed that the conditions in the southern part of the country have markedly improved.

Notes to editors:
Consortium partners in Block 5A
Lundin Sudan Limited (Operator): 40.37%
Petronas Carigali Overseas Sdn Bhd: 28.5%
OMV (SUDAN) Exploration GmbH: 26.13%
Sudapet: 5%

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–March 2003** on May 15, 2003